UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14F-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-18958

GROTE MOLEN, INC.
(Exact name of registrant as specified in its charter)
Nevada	20-1898270
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

10615 Professional Circle, Suite 201, Reno, Nevada 89521
(Address of principal executive offices, including Zip Code)

Registrant's telephone number, including area code:  (855) 807-8776

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NO VOTE OR OTHER ACTION OF THE REGISTRANT'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE REGISTRANT A PROXY.
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INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF A CHANGE IN A MAJORITY OF DIRECTORS

February 23, 2017

This Information Statement (the "Information Statement") is being furnished to holders of record of the common stock of Grote Molen, Inc., a Nevada corporation, as of February 22, 2017 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder ("Rule 14f-1") in connection with a change in a majority of the Registrant's directors, other than at a meeting of the Company's stockholders.  This Information Statement is first being mailed to stockholders on February 22, 2017.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

References throughout this Information Statement to the "Company," the "Registrant," "Grote Molen," "we," "us" and "our" are to Grote Molen, Inc., a Nevada corporation, together with BlackRidge Technology Holdings, Inc., a Delaware corporation, which became a wholly-owned subsidiary of the Company after consummation of the Reorganization described below under "Change in Control."

NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS.

CHANGE IN CONTROL

On February 22, 2017 (the "Closing Date"), the parties completed the actions contemplated by the Reorganization Agreement.  On the Closing Date, Merger Corp. was merged with and into BlackRidge with BlackRidge continuing as the surviving corporation, and the Registrant issued 3,783,791 shares of its newly designated shares of Series A Preferred Stock and 12,825,681 shares of its Common Stock to the stockholders of BlackRidge in exchange for all the issued and outstanding shares of Series A Preferred Stock and Common Stock of BlackRidge, and certain stockholders of the Registrant returned to the Registrant for cancellation a total of 16,284,330 shares of the Registrant's Common Stock.  Upon the completion of the Reorganization, BlackRidge became a wholly-owned subsidiary of the Registrant and the Registrant had a total of 3,783,791 shares of Series A Preferred Stock and 21,790,681 shares of Common Stock outstanding, with the former BlackRidge stockholders owning 3,783,791 shares or 100% of Series A Preferred Stock and 12,825,681 shares or approximately 58.9% of the Common Stock.  The Registrant also had outstanding warrants entitling the holders to acquire a total of 18,541,579 shares of the Registrant's Common Stock at an average exercise price of $0.03 per share.  The Reorganization resulted in a change of control of the Registrant.

In accordance with the terms of the Reorganization Agreement, at the closing of the Reorganization, the former officers of the Registrant resigned from their positions and Robert Graham was appointed as president, and John Bluher was appointed as chief financial officer, secretary and treasurer, of the Registrant.  In addition, Bruce Crane resigned from his position as a director and Robert Graham was appointed as a director of the Registrant to fill the vacancy created by such resignation.  John Hofman, the remaining director, resigned from such position effective following the Registrant's compliance with rule 14f-1 promulgated under the Exchange Act, and John Hayes and Robert Lentz were appointed as directors of the Registrant effective at such time as Mr. Hofman's resignation becomes effective.

BlackRidge develops, markets and supports a family of products that provide a next generation, cyber security solution for protecting enterprise networks and cloud services.
The foregoing summary of the Reorganization Agreement is qualified in its entirety by reference to the Reorganization Agreement itself, a copy of which was filed as an exhibit to the Registrant's current report on Form 8-K filed September 6, 2016, together with Amendment 1 to the Reorganization Agreement, a copy of which was filed as an exhibit to the Registrant's current report on Form 8-K filed on or about February 22, 2017.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth as of February 22, 2017, the number of shares of the Registrant's  Common Stock, par value $0.001, owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Registrant's Common Stock and by each of the Registrant's officers and directors, and by all officers and directors as a group, after giving effect to the Reorganization and the changes in management effected and to be effected pursuant thereto.  On February 22, 2017, there were 21,790,681 shares of the Registrant's Common Stock and 3,783,791 shares of its Series A Preferred Stock issued and outstanding.  Each share of Series A Preferred Stock is convertible into ten shares of Common Stock.  To the best knowledge of the Registrant, each person named below has sole voting and investment power, subject to community property laws where applicable, with respect to the shares shown unless otherwise indicated.
In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of February 22, 2017 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.
We know of no arrangements, including pledges, by or among any of the forgoing persons, the operation of which could result in a change of control of the Registrant.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock	Amount of Number of Share Equivalents(2)		Total Beneficial Ownership	Percentage of Class
Principal Stockholders
Mag Ventures, LLC(14) 3 Fawn Hill Rd Burlington, CT 06013	200,000	4,213,730	(3)	4,413,730	16.97%
AltEnergy Cyber, LLC(15) 137 Rowayton Ave Norwalk, CT 06853	-	8,941,316	(4)	8,941,316	29.09%
Franklin S. Tuck 29 Tulip Tree Ln Darien, CT 06820	-	2,997,016	(5)	2,997,016	12.09%
Robert Zahm 7 Ridgewood Dr Rye, NY 10580	-	4,855,531	(6)	4,855,531	18.22%
John Snyder 10 Stone Fence Rd Bernardsville, NJ 07924	-	1,443,156	(7)	1,443,156	6.21%
Growth Ventures, Inc.(16) 14 Red Tail Dr Highlands Ranch, CO 80126	750,000	750,000	(8)	1,500,000	6.65%
Dr. Rao Kothapalli 2501 Jimmie Johnson Blvd #500 Port Arthur, TX 77640	500,000	980,383	(9)	1,480,393	6.50%
Hugh B. Underwood 19853 Park Dr Saratoga, CA 95070	366,670	1,478,006	(10)	1,844,676	7.93%

Officers and Directors(17)
John Hayes	6,492,586	2,322,970	(11)	8,815,556	36.56%
Robert Graham	3,540,000	1,597,947	(12)	5,137,947	21.97%
Robert Lentz	100,000	142,740	(13)	242,740	* %
John Bluher	-	-		-	* %
All Officers and Directors As Group (4 Persons)	10,132,586	4,063,657		14,196,243	54.91%

(1)	The address for each named executive officer and director is the same address as the Registrant
(2)	Represents number of commons shares issuable upon exercise of warrants, options, and conversion of preferred stock
(3)	Represents 3,154,710 shares of common stock issuable upon conversion of 315,471 shares of preferred stock and 1,059,020 shares of common stock issuable upon exercise of warrants
(4)	Represents 4,026,012 shares of common stock issuable upon conversion of 402,601 shares of preferred stock and 4,915,304 shares of common stock issuable upon exercise of warrants
(5)	Represents 2,877,016 shares of common stock issuable upon conversion of 287,702 shares of preferred stock and 120,000 shares of common stock issuable upon exercise of warrants
(6)	Represents shares of common stock issuable upon conversion of 485,553 shares of preferred stock
(7)	Represents shares of common stock issuable upon conversion of 144,316 shares of preferred stock
(8)	Represents 750,000 shares of common stock issuable upon exercise of warrants
(9)	Represents shares of common stock issuable upon conversion of 98,039 shares of preferred stock
(10)	Represents 1,111,336 shares of common stock issuable upon conversion of 111,134 shares of preferred stock and 366,670 shares of common stock issuable upon exercise of warrants
(11)
Represents 417,647 shares of common stock issuable upon conversion of 41,765 shares of preferred stock, 1,105,323 shares of common stock issuable upon exercise of warrants and 800,000 shares of common stock issuable upon exercise of options

(12)	Represents 637,947 shares of common stock issuable upon conversion of 63,795 shares of preferred stock, and 960,000 shares of common stock issuable upon exercise of options
(13)	Represents common stock issuable upon exercise of options
(14)	Thomas Bruderman is the Managing Member of Mag Ventures, LLC
(15)	Russ Stidolph is the Managing Member of AltEnergy Cyber, LLC
(16)	Gary McAdam is the Trustee of Growth Venture, Inc
(17)	Directors' totals do not include holdings of John Hofman as he has tendered his resignation pending ten days following the filing of this 14f-1 Information Statement

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Set forth below are the names of the Registrant's directors and named executive officers, their business experience during the last five (5) years, their ages and all positions and offices that they held with the Registrant on the Closing Date.

Name	Age	Titles
Directors and Officers(1)
Robert Graham	67	Chairman, Chief Executive Officer, and President
John Bluher	58	Chief Financial Officer, Treasurer and Secretary
John Hayes	49	Chief Technology Officer and Director (commencing on the 10th day following the Information Filing Date)
Robert Lentz	55	Director
John Hofman	56	Director (until the 10th day following the Information Filing Date)
(1)  The current directors of the Registrant are John Hofman and Robert Graham.  Robert Graham was appointed as a director at the time of the Reorganization.  Mr. Hofman has resigned from the board of directors effective following the Registrant's compliance with Rule 14f-1 promulgated under the Exchange Act, which is expected to be on or about March 6, 2017.  At that time, the appointment of John Hayes and Robert Lentz to the board of directors will become effective.

Certain biographical information with respect to the Registrant's executive officers and directors and certain significant employees is set forth below.
Robert Graham is a co-founder of BlackRidge and has served as its Chairman and CEO since its inception. Mr. Graham is a seasoned executive with broad business and entrepreneurial experience in the technology and services industry, from Fortune 500 firms to start-ups. He has an extensive background in venture capital, engineering, marketing, sales, and operations, along with living and working in non-English speaking environments, including Asia, Europe, and the Americas. Mr. Graham also worked as a technology analyst on the subjects of storage, networking, servers, and services.
John Hayes is a co-founder of BlackRidge and has served as its Chief Technology Officer since its inception. Mr. Hayes is a technology entrepreneur who specializes in cyber security, networking, I/O interface design, storage architecture, and communications protocols. He has a proven track record of bringing concepts to market and is able to clearly communicate complex ideas to diverse audiences. Mr. Hayes is skilled at finding creative solutions for technology and business challenges
John Bluher is the Chief Financial Officer, Treasurer, and Secretary of BlackRidge. Mr. Bluher an attorney and specialist in financial management and operating growing early stage companies. He specializes in capital management, capitalization, structuring mergers and acquisitions, and valuations of public and private companies. Mr. Bluher has significant operating experience managing finance and budgeting and capital allocation models. He has 20 years of experience working or managing multiple departments in public companies and corporate governance. His experience also includes negotiating transactions and purchases, sales of assets and properties, creating value for growth companies and implementing corporate governance plans
Robert Lentz is a Director of BlackRidge and currently the President and CEO of Cyber Security Strategies. Mr. Lentz was the first Deputy Assistant Secretary of Defense for cyber and identity security, in which from November 2007 to October 2009, he led the DoD's transformation to Network Centric Operations including the establishment of US Cyber Command. Since November 2000, he served as the CISO for the Secretary of Defense overseeing global security post 9-11. He previously worked at the NSA from 1975 to 2000, where he served in the first National Computer Security Center and as Chief of Network Security. Mr. Lentz serves on the board of directors of multiple high tech companies, advisor to the University of Maryland University College and on the nominating committee to the Cyber Hall of Fame. Robert holds a BA from St. Mary's College and an MS in national strategy from National Defense University, and attended Harvard Business School.
John Hofman is the founder of the Company and has served as its president, secretary, treasurer and a director since its inception in March 2004. From 1987 to the present, Mr. Hofman has owned and operated Big John's Store LLC, a retail store in Pocatello, Idaho specializing in retailing grain mills, small kitchen appliances, and other healthy living products.  Big John's Store LLC also operates a web-based business which markets the same healthy living products.  Mr. Hofman also owns and operates Big John's Mini-Storage LLC, a self-storage business with over 400 units.  During the past twenty years, Mr. Hofman has served on the board of directors of Creative Technologies LLC and Distribution Direct LLC.  Mr. Hofman spends approximately 75% of his available business time (thirty hours per week) working for Grote Molen, Inc.  Mr. Hofman graduated from Idaho State University in 1987 with a B.S. degree in Economics.
Our directors will serve in that capacity until our next annual shareholder meeting or until their successors are elected and qualified. Officers hold their positions at the will of our Board of Directors. There are no arrangements, agreements or understandings between non-management security holders and management under which non-management security holders may directly or indirectly participate in or influence the management of our affairs.
Following is a brief description of the specific experience and qualifications, attributes or skills of each director that led to the conclusion that such person should serve as a director of the Registrant.
Mr. Graham's knowledge regarding the business of BlackRidge and the implementation of its business plan, provides a critical link between management and the board, enabling the board to provide its oversight function with the benefit of management's perspective of the business.
Mr. Hayes' technology guidance as the key inventor of the technology of BlackRidge and a cyber security industry expert is critical to guiding the board on the company's product development and technology roadmap investments.
Mr. Lentz's experience as a pioneer in cyber security with the DoD and his experience in serving on as a directors of multiple high tech security companies such as FireEye and LogRhythm brings an invaluable perspective to BlackRidge and the board.

Term of Office
The term of office of each director is one year and until his successor is elected at the Registrant's annual stockholders' meeting and is qualified, subject to removal by the stockholders.  The term of office for each officer is for one year and until his or her successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.  Each of the Registrant's officers and directors has served in the offices indicated in the above table since February 22, 2017, except that John Hofman has served as a director since 2004, and the appointments of John Hayes and Robert Lentz as directors of the Registrant will not become effective until ten days following the filing of the 14f-1 Information Statement.
Family Relationships
There are no family relationships among our directors, executive officers or persons nominated or chosen to become directors or executive officers.
Director Meetings and Stockholder Meeting Attendance
The Board of Directors held no formal meetings during 2016 and the directors took action by written consents in lieu of meetings.  The Registrant's policy is to encourage, but not require, members of the Board of Directors to attend annual stockholder meetings. The Registrant did not hold an annual stockholders' meeting during 2016.
Board of Directors
Following the effectiveness of the director appointments that will occur ten days following the filing of the 14f-1 Information Statement, our board of directors will consist of three persons, Robert Graham, John Hayes and Robert Lentz.  Messrs. Graham and Hayes are not "independent" within the meaning of Rule 5605(a)(2) of the NASDAQ Marketplace because they are officers and employees of the Registrant.  Mr. Lentz is considered independent.
Our board of directors has not appointed any standing committees, there is no separately designated audit committee and the entire board of directors acts as our audit committee.  The board of directors does not have an independent "financial expert" because it does not believe the scope of the Registrant's activities to date has justified the expenses involved in obtaining such a financial expert.  In addition, our securities are not listed on a national exchange and we are not subject to the special corporate governance requirements of any such exchange.
The Registrant does not have a compensation committee and the entire board participates in the consideration of executive officer and director compensation.  The Registrant's president and chief technical officer are also members of the Registrant's board of directors and they participate in determining the amount and form of executive and director compensation.  To date, the Registrant has not engaged independent compensation consultants to determine or recommend the amount or form of executive or director compensation.
The Registrant does not have a standing nominating committee and the Registrant's entire board of directors performs the functions that would customarily be performed by a nominating committee.  The board of directors does not believe a separate nominating committee is required at this time due to the limited size of the Registrant's business operations and the limited resources of the Registrant which do not permit it to compensate its directors.  The board of directors has not established policies with regard to the consideration of director candidates recommended by security holders or the minimum qualifications of such candidates.
It is anticipated that the board of directors will appoint standing audit, nominating and corporate governance and compensation committees during the first quarter of 2017.
Code of Ethics
The Registrant has not previously adopted a Code of Ethics due to the small number of officers and employees and the size of the Registrant's operations.  It is anticipated that the new board of directors will adopt a Code of Ethics that applies to all of the Registrant's directors and executive officers serving in any capacity, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.
Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities to file reports of securities ownership and changes in such ownership with the SEC.  Officers, directors, and greater than ten percent shareholders also are required by rules promulgated by the SEC to furnish us with copies of all Section 16(a) reports they file.  Based solely on a review of the copies of such reports furnished to us, we believe that all Section 16(a) filing requirements were timely met during the Registrant's 2016 fiscal year.

Director Compensation
Our directors do not currently receive any compensation for serving in their capacities as directors and we have not compensated our directors for service in such capacity in the past.
Conflicts of Interest
Our directors are not obligated to commit their full time and attention to our business and, accordingly, they may encounter a conflict of interest in allocating their time between our operations and those of other businesses. In the course of their other business activities, they may become aware of investment and business opportunities which may be appropriate for presentation to us as well as other entities to which they owe a fiduciary duty. As a result, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. They may also in the future become affiliated with entities that are engaged in business activities similar to those we intend to conduct.
In general, officers and directors of a corporation are required to present business opportunities to the corporation if:
•	the corporation could financially undertake the opportunity;
•	the opportunity is within the corporation's line of business; and
•	it would be unfair to the corporation and its stockholders not to bring the opportunity to the attention of the corporation.
Changes in Control
As of February 22, 2017, there are no existing arrangements that may result in a change in control of our Company.

LEGAL PROCEEDINGS
The Company is the defendant in a case filed in December 2016 in Connecticut Superior Court in the Judicial District of Stamford/Norwalk entitled AltEnergy Cyber, LLC v. Blackridge Technology Holdings, Inc. et al.  The Company has reviewed the claim and retained counsel to respond.  The complaint alleged that (i) the company improperly extended the maturity date of the Plaintiff's convertible note in the amount of $1,500,000 and (ii) improperly converted the loan into the Company's stock. The Complaint alleges that the Company is liable to the Plaintiff for the $4,500,000 plus interest.  The Company believes this claim to be without merit, and intends to vigorously defend itself against it.

Except for the foregoing, the Registrant is not a party to any material legal proceedings, and to our knowledge, no such legal proceedings have been threatened against us.
To the best of our knowledge, none of our directors or executive officers has, during the past ten years:
•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);
•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive, been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act(15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in "Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons," none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.
Director Independence
The Board shall undertake an annual review of the independence of all non-management Directors. To enable the Board to evaluate each non-management Director, in advance of the meeting at which the review occurs, each non-management Director shall provide the Board with full information regarding the Director's business and other relationships with the Company, its affiliates and senior management.
Directors must inform the Board whenever there are any material changes in their circumstances or relationships that could affect their independence, including all business relationships between a Director and the Company, its affiliates, or members of senior management, whether or not such business relationships would be deemed not to be material under any of the categorical standards set forth above. Following the receipt of such information, the Board shall re-evaluate the Director's independence.

EXECUTIVE COMPENSATION
Historical Grote Molen Compensation
The Registrant did not pay its officers any salary during 2015.  During 2014, the Registrant paid each of its officers a salary of $600.  However, the Registrant pays a management fee to Big John's Store LLC, a company owned by John B. Hofman, for the provision of management services and office and warehouse space, which payments totaled $150,000 and $132,000 during our 2015 and 2014 fiscal years.  The Registrant also pays Bruce Crane $150 per month for expense reimbursement.  In August 2009, the Registrant also began paying the premiums for such persons' medical and dental insurance, which amounted to $16,045 for Mr. Hofman and $0 for Mr. Crane during the 2015 fiscal year and $17,455 for Mr. Hofman and $6,873 for Mr. Crane during the 2014 fiscal year.  In 2015 and 2014, the Registrant also made contributions to the Health Savings Account of Mr. Hofman in the amount of $8,650 and $6,550, respectively, which were the maximum contributions permitted for such years.

Historical BlackRidge Compensation
Name and principal position	Year	Salary		Bonus	Equity Compensation (1,3,4)	All other compensation		Total
Robert Graham, CEO and President	2016	$225,000		-	-	-		$225,000
	2015	225,000		-	-	-		$225,000
	2014	200,000	(1)	-	-	-		$200,000
John Hayes, CTO	2016	$180,000	(2)	-	-	-		180,000
	2015	$180,000	(2)	-	-	-		-
	2014	$180,000	(3)	-	-	-		-
John Bluher, CFO	2016	$13,867		-	-	$108,000	(4)	$121.867
	2015	-		-	-	-		-
	2014	-		-	-	-		-

(1)	$169,927 of Mr. Graham's 2014 salary has been deferred as of this filing
(2)	$146,720 of Mr. Hayes' 2016 and 2015 salary has been deferred as of this filing
(3)	$146,927 of Mr. Hayes' 2014 salary has been deferred as of this filing
(4)	Represents 1099 payments to Mr. Bluher of which $12,000 have been deferred
 Additional Compensation
Neither Grote Molen, Inc. nor BlackRidge Technology Holdings, Inc. has any stock option, retirement, pension or profit-sharing programs for the benefit of its directors, officers or other employees; however, the Registrant may adopt one or more such programs in the future.
Neither Grote Molen, Inc. nor BlackRidge Technology Holdings, Inc. currently compensates its directors for serving in their capacities as directors but they do reimburse such persons for expenses reasonably incurred by them in connection with the Registrant's business.
Employment Agreements
There are currently no employment agreements or severance agreements between the Registrant and its officers.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Grote Molen Related Party Transactions
As of December 31, 2015, we were indebted to Bruce Crane, an officer, director and principal stockholder of the Company, pursuant to a 6.97% promissory note with an aggregate principal balance of $2,943, which matured and was paid in full in February 2016.  As of December 31, 2015, we were also indebted to Mr. Crane in the principal amount of $3,500 pursuant to a demand note bearing interest at 6% per annum and in the aggregate amount of $939 pursuant to non-interest bearing advances with no formal repayment terms.
As of December 31, 2015, we were indebted to John Hofman, an officer, director and principal stockholder of the Company, in the aggregate principal amount of $117,500 pursuant to demand notes bearing interest at 6% to 8% per annum and in the aggregate amount of $8,188 pursuant to non-interest bearing advances with no formal repayment terms.

BrownWick, LLC, our wholly-owned subsidiary, entered into that certain Idaho Management Agreement dated as of February 1, 2011, with Big John's Store LLC, a company owned by John Hofman, our president, director and a principal stockholder, pursuant to which we pay a monthly management fee to Big John's Store LLC to manage our day-to-day business activities and provide us with office and warehouse space.  The agreement is on a month-to-month basis and can be cancelled at any time by the vote of management.  We have historically paid monthly management fees in varying amounts to Big John's Store LLC pursuant to prior agreements approved by our stockholders.  The agreement was amended and restated on October 31, 2014 to increase the monthly fee from $10,700 to $12,500 effective as of November 1, 2014.  The monthly fee will be evaluated on an annual basis to take into account any future increases in Big John's Store's costs of providing the warehouse/office space, however there are no plans to increase the monthly fee at this time.  The total management fees paid to Big John's Store LLC were $150,000 and $132,000 during fiscal years 2015 and 2014, respectively.  The terms of the Idaho Management Agreement are not the result of arm's length negotiations.
BrownWick, LLC also pays Bruce Crane $150 per month for expense reimbursement.
Each of John Hofman and Bruce Crane, our officers, directors and principal stockholders, own retail companies that purchase grain mills and other products from the Company.  Sales to these related parties totaled $81,062 and $68,277 for the years ended December 31, 2015 and 2014, respectively, or approximately 5% of our total sales for each year.  Accounts receivable from these related parties were $6,365 and $8,141 at December 31, 2015 and 2014, respectively.  Sales to these related parties are on the same terms as sales to unrelated third parties.
BlackRidge Related Party Transactions
During the years ended December 31, 2015 and 2014, BlackRidge incurred interest expense on notes to related parties in the aggregate amount of $561,693 and 550,349, respectively
During both years ended December 31, 2015 and 2014, Blackridge incurred professional expenses in the amount of $150,000 pursuant to a consulting contract with a business owned by Jay Wright, the Company's Corporate Counsel and Secretary.  Unpaid amounts due under this contract are included in Jay Wright's payable balances in the chart below.
Accounts payable related party
At December 31, 2015 and 2014, BlackRidge had a balance in related party accounts payable and of $549,236 and 237,669, respectively, which consisted of the following:
Party Name:	Relationship:	Description:	2015	2014
Jay Wright	Corporate Counsel and Secretary	Consulting fees	$227,298	$120,799
John Hayes	Chief Technology Officer	Advance	110,000	-
John Hayes	Chief Technology Officer	Expense reimbursement	193,995	121,279
Robert Graham	Chairman and Chief Executive OffiOfficer, and President	Expense reimbursement	17,493	(4,409)
			$549,236	$237,669
Policies and Procedures for Related-Party Transactions
The Company has adopted a policy on related party transactions, upon recommendation of its management.  A "Related Party Transaction" is any transaction directly or indirectly involving any Related Party that would need to be disclosed under Item 404(a) of Regulation S-K. Under Item 404(a), the Company is required to disclose any transaction occurring since the beginning of the registrant's last fiscal year, or any currently proposed transaction, involving the Company where the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. "Related Party Transaction" also includes any material amendment or modification to an existing Related Party Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

GROTE MOLEN, INC.
Date: February 23, 2017
By: /s/ Robert Graham
Name: Robert Graham
Title: President